Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to use in this prospectus on Form S-4 of our report dated February 24, 2006 relating to the consolidated financial statements and financial statement schedule of Valor Communications Group, Inc. (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in the Company’s method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47), appearing in the Annual Report on From 10-K of Valor Communications Group, Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
Feburary 24, 2006